FOR IMMEDIATE RELEASE

DELAWARE INVESTMENTS® DIVIDEND AND INCOME FUND, INC. ANNOUNCES EXPIRATION OF TENDER OFFER

PHILADELPHIA, June 29, 2009 — Delaware Investments Dividend and Income Fund, Inc. (NYSE: DDF) (the “Fund”), a closed-end management investment company, today announced the preliminary results of its tender offer for up to 496,792 shares of its common stock representing up to five percent of its issued and outstanding shares of common stock. The offer expired at 11:59 p.m., New York City time, on Friday, June 26, 2009. Based on current information, approximately 563,151.7199 shares of common stock, or approximately 5.6679% percent of the Fund’s common stock outstanding, were tendered through the expiration date. This total includes shares tendered pursuant to notices of guaranteed delivery. Because the number of shares tendered exceeded 496,792 shares, the number of shares that will be purchased by the Fund will be pro-rated based on the number of shares properly tendered by each shareholder. No more than a total of 496,792 properly tendered shares will be accepted for cash payment at a price equal to the Fund’s net asset value (“NAV”) as of the close of regular trading on the New York Stock Exchange on June 29, 2009. The final number of shares validly tendered and accepted pursuant to the tender offer will be announced at a later date. Payment for shares tendered and accepted is expected to be sent to tendering shareholders within approximately ten business days after the expiration date.

The Fund is a diversified, closed-end fund. The Fund’s primary investment objective is to seek high current income; capital appreciation is a secondary objective. The Fund seeks to achieve its objectives by investing, under normal circumstances, at least 65% of its total assets in income-generating equity securities, including dividend-paying common stocks, convertible securities, preferred stocks and other equity-related securities. Up to 35% of the Fund’s total assets may be invested in non-convertible debt securities consisting primarily of high-yield, high-risk corporate bonds. In addition, the Fund utilizes leveraging techniques in an attempt to obtain a higher return for the Fund. There is no assurance that the Fund will achieve its investment objectives.

In 1995, the Fund implemented a managed distribution policy. Under the policy, the Fund is managed with a goal of generating as much of the distribution as possible from net investment income and short-term capital gains. The balance of the distribution then comes from long-term capital gains to the extent permitted and, if necessary, a return of capital.

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DELAWARE INVESTMENTS® DIVIDEND AND INCOME FUND, INC. ANNOUNCES EXPIRATION OF TENDER OFFER/PAGE 2

About Delaware Investments

Delaware Investments, an affiliate of Lincoln Financial Group, is a Philadelphia-based diversified asset management firm with more than $110 billion in assets under management as of March 31, 2009. Through a broad range of managed accounts and portfolios, mutual funds, retirement accounts, sub-advised funds, and other investment products, Delaware Investments provides investment services to individual investors and to institutional investors such as private and public pension funds, foundations, and endowment funds. Delaware Investments is the marketing name for Delaware Management Holdings, Inc. and its subsidiaries. For more information on Delaware Investments, visit the company at www.delawareinvestments.com or for shareholder related questions, call 800 523-1918. Lincoln Financial Group is the marketing name for Lincoln National Corporation (NYSE: LNC) and its affiliates. For more information on Lincoln Financial Group, visit www.lincolnfinancial.com.

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Contact:	Ayele Ajavon	Laurel O’Brien
	Media Relations	Media Relations
	Delaware Investments	Delaware Investments
	215 255-1632	484 583-1735
	AAjavon@delinvest.com	Laurel.OBrien@lfg.com